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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53493

SEC Mail Processing
Section

FEB 29 2012

Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Five Mile Capital Securities, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Tresser Boulevard, 12th Floor
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Gennaro J. Fulvio (212) 490-3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Gennaro J. Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Five Mile Capital Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2014

Susan E VanVelson
Notary Public

Signature

FIN OP
Title

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Schedule and Report of Independent Registered Public Accounting Firm and Independent Registered Public Accounting Firm's Report on Internal Control Required by SEC Rule 17a-5(d) of the Securities and Exchange Commission

FIVE MILE CAPITAL SECURITIES LLC

December 31, 2011

FIVE MILE CAPITAL SECURITIES LLC

TABLE OF CONTENTS

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Five Mile Capital Securities LLC

We have audited the accompanying statement of financial condition of Five Mile Capital Securities LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in Member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Five Mile Capital Securities LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I on page 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, is the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

New York, New York
February 27, 2012

FIVE MILE CAPITAL SECURITIES LLC
Statement of Financial Condition
December 31, 2011

ASSETS		
Cash	$	277,288
Other assets		9,028
Total assets	$	286,316
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Payable to Parent	$	36,630
Accrued expenses		10,020
Total liabilities		46,650
Member's capital		239,666
Total liabilities and members' capital	$	286,316

The accompanying notes are an integral part of this statement.

FIVE MILE CAPITAL SECURITIES LLC
Statement of Operations
Year ended December 31, 2011

REVENUE	
Placement fees	$ 797,945
Other	1,656
Total revenue	799,601
EXPENSES	
Servicer fees	1,255,768
Professional fees	73,938
Travel and entertainment	27,728
Other	5,446
Total expense	1,362,880
Net loss	$ (563,279)

The accompanying notes are an integral part of this statement.

FIVE MILE CAPITAL SECURITIES LLC
Statement of Changes in Member's Capital
Year ended December 31, 2011

Balance at January 1, 2011	$	202,945
Capital contribution		600,000
Net loss		(563,279)
Balance at December 31, 2011	$	239,666

The accompanying notes are an integral part of this statement.

FIVE MILE CAPITAL SECURITIES LLC
Statement of Cash Flows
Year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (563,279)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in receivable from broker-dealer	11,259
Decrease in other assets	164
Increase in payable to Parent	392,912
Increase in accrued expenses	1,631
Net cash used in operating activities and net decrease in cash	(157,313)
Cash at beginning of year	434,601
Cash at end of year	$ 277,288
NONCASH FINANCING ACTIVITIES:	
Conversion of payable to Parent to capital contribution	$ 600,000

The accompanying notes are an integral part of this statement.

1. ORGANIZATION

Five Mile Capital Securities LLC (the "Company") has been organized in the state of Delaware since February 23, 2001, and registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") since March 2002. The Company was acquired by, and became a wholly owned subsidiary of, Five Mile Capital Partners LLC (the "Parent") on September 25, 2003. In 2006, the Company began acting as a private placement agent for private investment funds (the "Funds") managed by its Parent (see Note 5). The Parent has agreed to provide financial support to the Company and may supply additional capital as may from time to time be required to meet both regulatory and/or business requirements. The Parent's loss is limited to the amount of their investment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company maintains a cash deposit at a major financial institution, in excess of federal deposit insurance levels.

Income Taxes

The Company is recognized as a sole member Limited Liability Company (an "LLC") by the Internal Revenue Service. As a sole member LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by the members of its Parent on their tax returns.

Estimates and Indemnifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. However, the Company expects the risk of loss to be remote.

3. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts, promptly transmits all customer funds, delivers all securities received, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions through a bank account designated as a special account for the exclusive benefit of its customers.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $230,638, which exceeded the minimum requirement of $5,000 by $225,638. The Company's ratio of aggregate indebtedness to net capital ratio was .20 to 1 at December 31, 2011.

5. PLACEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Under separate placement agent agreements, the Company acts as the private placement agent for Five Mile Capital Partners II LP ("Partners"), FMCP II Principals LP ("Principals") Five Mile Capital Partners II (AIV) LP ("Partners AIV") and Five Mile Capital Investment Opportunities LP ("Investment Opportunities"), funds managed by the Parent. In accordance with the placement agent agreements, the Company may offer, sell and issue interests from time to time. As stipulated in the placement agent agreements with both Partners and Partners AIV, the Company earns an annual fee equal to 0.375% of the committed capital from investors introduced by the Company. The placement fee accrues on a daily basis and is paid quarterly by the Parent to the Company on behalf of Partners and Partners AIV for a period of four years. The final placement fee was received by the Company on February 28, 2011. The Company does not earn a fee under the placement agent agreement related to Principals. Under the terms of the placement agreement with Investment Opportunities, the Company earns, through June 15, 2011, an annual fee equal to 0.375% of the committed capital from investors introduced to Investment Opportunities by the Company. Thereafter, the 0.375% annual fee will be based on committed capital invested by Investment Opportunities. Additionally, the Company will earn a fixed fee of $250,000 for the period December 30, 2011 through December 29, 2012. The placement fee accrues on a daily basis and is paid quarterly by the Parent to the Company on behalf of Investment Opportunities. For the year ended December 31, 2011, the Company earned $797,945 in fees related to these services.

In addition, under the Consulting Agreement dated July 1, 2004, as amended September 2005 (collectively referred to as the "Consulting Agreement"), the Company provided the Parent and its affiliated funds, with certain fixed income market information and received a consulting fee for these services. By the terms of the Limited Waiver Agreement, dated January 18, 2007, the Company is not required to provide the services and shall not be entitled to receive consulting fees until such time as the Parent requests such information.

The Consulting Agreement was further amended by the Limited Waiver Agreement whereby the Parent will only allocate marketing and placement agent-related expenses and certain support and operational expenses incurred on behalf of the Company. Allocated expenses for the year ended December 31, 2011 amounted to $1,255,768. Such amount is reflected in the statement of operations as "Servicer fees." On December 30, 2011, the Parent agreed to forgive and convert $600,000 of expenses it allocated to the Company for the month of December 2011 as an additional capital contribution to the Company.

In the normal course of business, the Parent or an affiliate may pay organizational and operating expenses of the Company and be reimbursed by the Company. As of December 31, 2011, the Company owed the Parent $36,630 for such expenses.

6. SUBSEQUENT EVENTS

There have been no subsequent events through the date that the Company's financial statements were available to be issued that require recognition or disclosure in such financial statements.

SUPPLEMENTAL SCHEDULES

SCHEDULE I

FIVE MILE CAPITAL SECURITIES LLC
Computation of Net Capital for Brokers and Dealers Pursuant to Uniform Net Capital Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2011

Computation of net capital		
Member's capital	$	239,666
Nonallowable assets		
Other assets		(9,028)
Net capital		230,638
Minimum net capital requirement		
6-2/3% of aggregate indebtedness (minimum $5,000)		5,000
Excess net capital	$	225,638
Aggregate indebtedness		
Payable to Parent	$	36,630
Accrued expenses		10,020
Total aggregate indebtedness	$	46,650
Ratio of aggregate indebtedness to net capital		0.20

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no material differences between the above capital computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA Focus filing as amended on January 26, 2012.

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

To the Member of
Five Mile Capital Securities LLC

In planning and performing our audit of the financial statements of Five Mile Capital Securities LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in the Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described herein and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of those charged with governance, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2012

Grant Thornton

Grant Thornton

Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") and Report of Independent Registered Public Accounting Firm

FIVE MILE CAPITAL SECURITIES LLC
(a wholly owned subsidiary of Five Mile Capital Partners LLC)

For the year ended December 31, 2011

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Five Mile Capital Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Five Mile Capital Securities LLC (a wholly owned subsidiary of Five Mile Capital Partners LLC) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form) * Amended *

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Five Mile Capital Securities LLC
Three Stamford Plaza
301 Tresser Blvd 12th fl.
Stamford, CT 06901

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Wanda Ocinaldi
203-905-0959

2. A.	General Assessment (item 2e from page 2)	$ 4
B.	Less payment made with SIPC-6 filed (exclude interest)	(2)
	Date Paid	
C.	Less prior overpayment applied	(1,547)
D.	Assessment balance due or (overpayment)	(1,545)
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (1,545)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0
H.	Overpayment carried forward	$(1,545)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Five Mile Capital Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Manager
(Title)

Dated the 10th day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2011
and ending Dec 31, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 799,601

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (797,945)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) -0-

Total deductions 797,945

2d. SIPC Net Operating Revenues $ 1,656

2e. General Assessment @ .0025 $ 4

(to page 1, line 2.A.)

Grant Thornton

Grant Thornton